Filed Pursuant to Rule 424(b)(3)
Registration No. 333- 179521

MOODY NATIONAL REIT I, INC.
SUPPLEMENT NO. 3 DATED MARCH 13, 2013
TO THE PROSPECTUS DATED OCTOBER 12, 2012

This document supplements, and should be read in conjunction with, our prospectus dated October 12, 2012 relating to our offering of up to $1,000,000,000 in shares of our common stock, as supplemented by Supplement No. 2, dated February 15, 2013.  Terms used and not otherwise defined in this Supplement No. 3 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 3 is to disclose:

•	the status of our public offerings; and

•	an update to the section of our prospectus entitled “Risk Factors.”

Status of Our Public Offerings

On February 14, 2012, we filed a registration statement on Form S-11 with the SEC to register a following-on public offering of up to $1,000,000,000 in shares of our common stock. On October 12, 2012, the registration statement for our follow-on public offering was declared effective by the SEC and our initial public offering automatically terminated. In our follow-on offering we are offering up to 90,000,000 shares of our common stock to the public at $10.00 per share and up to 10,526,316 shares of our common stock to our stockholders pursuant to our distribution reinvestment plan at $9.50 per share. As of February 28, 2013, we had accepted investors’ subscriptions for and issued 1,423,390 shares of our common stock in our public offerings, including 41,256 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $13,821,338.

Under rules promulgated by the SEC, we may continue our follow-on public offering until as late as October 12, 2015, and under certain circumstances we may continue to offer shares of our common stock under our distribution reinvestment plan beyond October 12, 2015, until we have sold all of the shares of our common stock offered through the reinvestment of distributions.

Update to “Risk Factors”

The following disclosure replaces and supersedes the Risk Factor entitled “We have and expect to continue to pay distributions from sources other than our cash flow from operations. To the extent that we pay distributions from sources other than our cash flow from operations, we will have less funds available for investment in properties, the overall return to our stockholders may be reduced and subsequent investors may experience dilution.”

We have and may continue to pay distributions from sources other than our cash flow from operations. To the extent that we pay distributions from sources other than our cash flow from operations, we will have reduced funds available for investment and the overall return to our stockholders may be reduced.

Our organizational documents permit us to pay distributions from any source, including net proceeds from our public offerings, borrowings, advances from our sponsor or advisor and the deferral of fees and expense reimbursements by our advisor, in its sole discretion. Since our inception, our cash flow from operations has not been sufficient to fund all of our distributions, and as a consequence we have funded a significant portion of our distributions with the net proceeds of our public offerings. Of the $1,162,313 in total distributions we paid during the period from our inception through December 31, 2012, including shares issued pursuant to our distribution reinvestment plan, approximately 61% was funded from cash flow from operations and approximately 39% was funded from offering proceeds. In the future, our cash flow from operations may not be sufficient to fund our distributions and we may continue to fund all or a portion of our distributions from offering proceeds or other sources other than cash flow from operations. Until we make substantial investments, we may continue to fund distributions from the net proceeds from this offering or sources other than cash flow from operations. We have not established a limit on the amount of offering proceeds, or other sources other than cash flow from operations, which we may use to fund distributions.

If we are unable to consistently fund distributions to our stockholders entirely from our cash flow from operations, the value of your shares upon a listing of our common stock, the sale of our assets or any other liquidity event may be reduced. To the extent that we fund distributions from sources other than our cash flow from operations, our funds available for investment will be reduced relative to the funds available for investment if our distributions were funded solely from cash flow from operations, our ability to achieve our investment objectives will be negatively impacted and the overall return to our stockholders may be reduced. In addition, if we make a distribution in excess of our current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, which will reduce the stockholder’s tax basis in its shares of common stock. The amount, if any, of each distribution in excess of a stockholder’s tax basis in its shares of common stock will be taxable as gain realized from the sale or exchange of property. For further information regarding the tax consequences in the event we make distributions other than from cash flow from operations, please see “Federal Income Tax Considerations–Taxation of Taxable U.S. Stockholders.”